Exhibit 99.1

Q2	2021

Management’s Discussion
and Analysis

FOR THE PERIOD ENDED June 30, 2021

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and six months ended June 30, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2020 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to August 5, 2021 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

OPERATING RESULTS

Another record in terms of Attributable Gold Equivalent ounces and revenue.

•	Net income for the three and six months ended June 30, 2021 was $8.6 million and $13.6 million, respectively, compared with net income of $7.1 million and net loss of $3.2 million for the comparable periods in 2020.

•	Record Attributable Gold Equivalent ounces[1] (as defined hereinafter), for the three and six months ended June 30, 2021 were 18,004 ounces and 35,448 ounces, respectively, compared with 10,920 ounces and 24,313 ounces for the comparable periods in 2020.

•	Revenue for the three and six months ended June 30, 2021 was $26.4 million and $57.4 million, respectively, compared with $18.7 million and $40.1 million for the comparable periods in 2020, with the most recent six month period representing a record for the Company.

•	Record Total Sales, Royalties and Income from other interests[1] (as defined hereinafter) for the three and six months ended June 30, 2021 was $32.3 million and $63.3 million, respectively, compared with $18.7 million and $40.1 million for the comparable periods in 2020.

•	Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three and six months ended June 30, 2021 were $17.6 million and $40.5 million, respectively, compared with $13.4 million and $27.8 million for the comparable periods in 2020, with the most recent six month period representing a record for the Company.

•	Cost of sales, excluding depletion, for the three and six months ended June 30, 2021 were $4.1 million and $9.4 million, respectively, compared with $2.8 million and $7.0 million for the comparable periods in 2020.

•	Average cash costs[1] for the three and six months ended June 30, 2021 of $227 and $266 per Attributable Gold Equivalent ounce, respectively, compared with $257 and $289 per Attributable Gold Equivalent ounce for the comparable periods in 2020.

•	Cash operating margins[1] for the three and six months ended June 30, 2021 were $1,569 and $1,521 per Attributable Gold Equivalent ounce, respectively, compared with $1,458 and $1,359 per Attributable Gold Equivalent ounce for the comparable periods in 2020.

Significant Acquisitions

During the quarter, the Company entered into over $140 million in stream and royalty transactions. The acquisitions provide the Company with immediate cash flow, exposure to quality assets, increased diversification, and exploration upside.

•	In June 2021, the Company acquired a diverse package of Vale royalties which provide holders with life of mine net sales royalties on certain of Vale’s producing and exploration assets. The royalties provide exposure to several of Vale’s long-life, low-cost assets and are expected to contribute to Sandstorm’s portfolio for several decades.

•	In June 2021, the Company agreed to acquire a gold stream on the operating Vatukoula gold mine in Fiji in exchange for a $30 million upfront deposit. The stream entitles Sandstorm to purchase 25,920 ounces of gold over a six-year period and thereafter 2.55%–2.9% of the gold produced from the mine for on-going per ounce cash payments equal to 20% of the spot price of the gold. In addition to the gold stream, Sandstorm will also receive an effective 0.45% NSR on certain prospecting licenses. The transaction is anticipated to close in the second half of 2021.

•	In May 2021, the Company acquired a package of royalties for consideration of $7 million. The package includes 21 royalties on development, advanced exploration and exploration stage projects located in Nevada and Montana.

[1] Refer to section on non-IFRS and other measures of this MD&A.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 229 Streams and royalties, of which 28 of the underlying mines are producing.

[1] Refer to section on non-IFRS and other measures of this MD&A.

Outlook

Based on the Company’s existing Streams and royalties, attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”) are forecasted to be between 62,000–69,000 ounces in 2021. The Company is forecasting Attributable Gold Equivalent production to be over 125,000 ounces in 2025.

Key Producing Assets

Yamana Silver Stream
Yamana Gold Inc.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro Mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

Chapada Copper Stream
Lundin Mining Corporation

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

Vale Royalties
Vale S.A.

Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.02% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.04% net sales royalty on iron sales from the Northern System; and

•	0.04% net sales royalty on iron sales from a portion of the Southeastern System (subject to certain thresholds described below).

Other

•	0.02% of net sales proceeds in the event of an underlying asset sale on certain assets.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

Subsequent to the balance sheet date, the Company made an additional $8.1 million investment in the Vale Royalties on similar pro-rata terms.

NORTHERN SYSTEM

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale expects capacity to increase to 230 Mt by the end of 2022, with a long-term target of 260 Mt, which would be achieved via the approved expansion at Serra Sul and other growth projects.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Serra Sul began production in 2016 and is expected to produce through the late-2050s.

SOUTHEASTERN SYSTEM

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties. Vale expects production capacity to increase to 101 Mt by the end of 2022 from current levels of 77 Mt in 2021.

Houndé Royalty
Endeavour Mining Corporation

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.

Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes

3.3 million ounces of Measured and Indicated Resources and 0.45 million ounces of Inferred Resources at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade). See www.endeavourmining.com for more information.

Santa Elena Gold Stream
First Majestic Silver Corp.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $468 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Aurizona Gold Royalty
Equinox Gold Corp.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox”) open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On July 1, 2019, Equinox achieved commercial production at the Aurizona Gold Mine. A Feasibility Study on the Aurizona project, which was filed on May 13, 2020, included estimated Proven and Probable Mineral Reserves of 958,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 130,000 ounces. The Feasibility Study also included an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 844,000 ounces contained in 16.0 million tonnes at 1.6 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

In 2020, Equinox announced a positive Preliminary Economic Assessment for the development of an underground mine at Aurizona which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total underground production of 740,500 ounces of gold over a ten-year mine life.

Fruta del Norte Royalty
Lundin Gold Inc.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold project located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”).

The royalty covers approximately 646 square kilometres, including all 29 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.24 million ounces of gold in 20.3 million tonnes of ore with an average grade of 8.03 grams per tonne, as of December 31, 2020, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 4.4 grams per tonne depending on mining method).

In February 2020, Lundin Gold announced that commercial production had been achieved at the Fruta del Norte Mine. In addition, Lundin Gold is focusing on increasing the mill’s throughput by 20%, with potential for this increased throughput to become effective in 2021.

On March 24, 2021, Lundin Gold announced that it has commenced a 6,000-metre drill program at Barbasco and a 3,000-metre drill program at Puenta-Princesa. Both targets are located south of Fruta del Norte within the same geological structure known as the Suarez Pull-Apart Basin and are located within the area of interest of the Company’s royalty.

Vatukoula Gold Stream

Vatukoula Gold Mines PTE Limited

In June 2021, the Company entered into a gold purchase agreement which entitles it to purchase 25,920 ounces of gold over a six-year period (the “Fixed Delivery Period”) and thereafter 2.55%–2.9% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for on-going per ounce cash payment equal to 20% of the spot price of the gold. In addition to the Gold Stream, Sandstorm will also receive an effective 0.45% NSR on certain prospecting licenses, plus a five-kilometre area of interest.

Under the terms of the agreement, during the first two years of the Fixed Delivery Period, Sandstorm will receive 2,280 ounces of gold per year, increasing to 5,340 ounces of gold per year during the final four years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.

The agreement, which is subject to certain closing conditions including governmental approvals, is anticipated to close in the second half of 2021. Upon closing, the disbursement of the $30 million purchase price for the Gold Stream and royalty will be commensurate with the completion of various construction and expansion milestones.

The Vatukoula Mine has produced more than 7 million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year. With a portion of the stream proceeds, VGML plans to expand underground operations with a production target of 50,000–70,000 ounces per year in the next three to five years.

Relief Canyon Gold Stream
Americas Gold and Silver Corporation

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon mine by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Black Fox Gold Stream
McEwen Mining Inc.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $566 and the spot price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Karma Gold Stream
Endeavour Mining Corporation

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five-year period and thereafter 1.625% of the gold produced from Endeavour’s open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five-year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively. With the conclusion, in March 2021, of the five-year delivery period, Sandstorm’s Gold Stream entitlement is now at 1.625%.

Bracemac-McLeod Royalty
Glencore PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore PLC (“Glencore”).

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Diavik Diamond Royalty
Rio Tinto PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Other Producing Assets

Ming Gold Stream
Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming copper-gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2020 metallurgical recoveries, Sandstorm’s 2021 gold purchase entitlement was adjusted to 31%.

The Ming Mine has been in operation since 2012 and continued production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone. For more information refer to www.ramblermines.com.

Gualcamayo Royalty
Mineros S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua.

Thunder Creek Royalty
Pan American Silver Corp.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty
Harmony Gold Mining Company Limited

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited (“Harmony”). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

HM Claim
Kirkland Lake Gold Inc.

The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Kirkland Lake Gold Inc. (“Kirkland Lake”). The Kirkland mining camp has been a prolific gold producer since mining began there in 1915. The HM Claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Triangle Zone
Eldorado Gold Corp.

The Company has a 2% NSR on a part of the Triangle zone located within the Lamaque gold project located in Quebec, Canada (“Triangle Zone”), which is owned and operated by Eldorado Gold Corp. (“Eldorado”). The Triangle Zone is an Archean greenstone-hosted orogenic lode gold deposit and the royalty covers a portion of the Triangle Zone’s reserves and resources. Eldorado achieved commercial production in March 2019.

Emigrant Springs Royalty
Newmont Corporation

The Company has a 1.5% NSR, payable by Newmont Corporation (“Newmont”), on a portion of the Emigrant Springs gold mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corporation (“Barrick”) and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Development Assets

Hod Maden
Lidya Madencilik Sanayi ve Ticaret A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), which owns the remaining interest in the project. Lidya is a strong local partner with experience exploring, developing, permitting, and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with SSR Mining Inc. on the producing Çöpler mine.

The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cut-off grade). The study projects an estimated pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. For more information refer to www.sandstormgold.com.

A final Environmental Impact Assessment has been submitted and its approval, along with a published Feasibility Study is now expected in the second half of 2021. As a result of delays primarily driven by COVID-19, production is now expected in 2024.

Hugo North Extension & Heruga Gold Stream
Entrée Resources Ltd.

The Company has a Gold Stream with Entrée Resources Ltd. (“Entrée”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

Entrée recently announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Hackett River Royalty
Glencore PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometre strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 12,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2020, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.’s profile on www.sedar.com.

Lobo-Marte Royalty
Kinross Gold Corporation

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corporation (“Kinross”).

Kinross recently announced the results of a Pre-Feasibility Study for the Lobo-Marte Project. The study estimates a total life of mine production of approximately 4.5 million gold ounces during a 15-year mine life, which includes 12 years of mining followed by three years of residual processing. Kinross has commenced a Feasibility Study with scheduled completion by the end of 2021. The Feasibility Study is expected to provide the detailed engineering and project description required for permitting and submission of an Environmental Impact Assessment. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty
Alamos Gold Inc.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5-year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty
NorZinc Ltd.

The Company has a 1.2% NSR on the Prairie Creek project (the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by NorZinc Ltd. (“NorZinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a 2017 Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty
Waterton Precious Metals Fund II Cayman, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the “Mt. Hamilton Project”). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Summary of Quarterly Results

Quarters Ended

In $000s (except for per share and per ounce amounts)	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020
Total revenue	$26,446	$30,997	$29,696	$23,267
Attributable Gold Equivalent ounces[1]	18,004	17,444	15,795	12,068
Sales	$17,487	$21,584	$17,560	$14,187
Royalty revenue	8,959	9,413	12,136	9,080
Average realized gold price per attributable ounce[1]	1,796	1,777	1,880	1,928
Average cash cost per attributable ounce[1]	227	307	248	258
Cash flows from operating activities	19,998	23,722	19,806	18,085
Net income	8,636	4,969	10,504	6,518
Basic income per share	0.04	0.03	0.05	0.03
Diluted income per share	0.04	0.03	0.05	0.03
Total assets	648,741	638,659	649,921	608,748
Total long-term liabilities	14,342	10,723	8,345	3,638

In $000s (except for per share and per ounce amounts)	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019
Total revenue	$18,730	$21,332	$23,995	$25,778
Attributable Gold Equivalent ounces[1]	10,920	13,393	16,113	17,289
Sales	$12,580	$14,333	$17,014	$17,518
Royalty revenue	6,150	6,999	6,981	8,260
Average realized gold price per attributable ounce[1]	1,715	1,593	1,489	1,491
Average cash cost per attributable ounce[1]	257	314	309	288
Cash flows from operating activities	12,351	15,374	15,670	14,255
Net income (loss)	7,137	(10,342)	5,316	6,150
Basic income (loss) per share	0.04	(0.06)	0.03	0.03
Diluted income (loss) per share	0.04	(0.06)	0.03	0.03
Total assets	607,471	576,316	623,175	608,817
Total long-term liabilities	3,096	53,221	48,414	51,576

1 Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results

QUARTERS ENDED

Attributable Gold Equivalent ounces[1]
Sales & Royalty Revenue
Total Sales, Royalties, & Income from other interests
Average realized gold price per attributable ounce[1]
12,068oz
$23.3M
15,795oz
$29.7M
17,444oz
$31.0M
18,004oz
$26.4M
$32.3M
Q3
Q4
Q1
Q2
2020
2021
$1,928
$1,880
$1,777
$1,796
Q3
Q4
Q1
Q2
2020
2021

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent ounces1 Average realized gold price per attributable ounce1 Sales & Royalty Revenue Total Sales, Royalties, & Income from other interests Q3 Q4 Q1 Q2 2020 2021 $29.7M 15,795oz $23.3M 12,068oz 18,004oz $26.4M $31.0M $32.3M 17,444oz $1,928 $1,777 $1,796 $1,880 Q3 Q4 Q1 Q2 2020 2021

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended June 30, 2021 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Gain on revaluation of Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities
Aurizona	Gold	983	$1,766	$-	$158	$-	$1,608	$2,296
Black Fox	Gold	379	677	214	309	-	154	463
Bracemac-McLeod[1]	Various	722	1,298	-	364	-	934	1,161
Chapada	Copper	1,372	2,463	696	478	-	1,289	1,767
Diavik	Diamonds	633	1,138	-	1,230	-	(92)	1,148
Fruta del Norte	Gold	943	1,694	-	419	-	1,275	850
Houndé	Gold	775	1,392	-	730	-	662	1,308
Karma	Gold	315	567	116	270	-	181	451
Relief Canyon	Gold	1,476	2,656	-	1,096	-	1,560	2,656
Santa Elena	Gold	1,669	3,003	781	84	-	2,138	2,222
Vale Royalties	Iron Ore	3,389	198	-	40	(5,887)	6,045	-
Yamana silver stream	Silver	4,234	7,605	2,281	3,049	-	2,275	5,325
Other[2]	Various	1,114	1,989	-	584	-	1,405	2,448
Corporate		-	-	-	-	-	(6,252)	(2,097)
Consolidated		18,004	$26,446	$4,088	$8,811	$(5,887)	$13,182	$19,998

[1]	Royalty revenue from Bracemac-McLeod consists of $0.7 million from copper and $0.6 million from zinc.
[2]	Includes royalty revenue from gold of $1.8 million and other base metals of $0.2 million.

Q2 2021

Attributable Gold Equivalent Ounces by Asset

Yamana silver stream 4,234oz
Vale Royalties 3,389oz
Santa Elena 1,669oz
Relief Canyon 1,476oz
Chapada 1,372oz
Aurizona 983oz
Fruta del Norte 943oz
Houndé 775oz
Bracemac-McLeod 722oz
Diavik 633oz
Black Fox 379oz
Karma 315oz
Other 1,114oz

Q2 2021

Attributable Gold Equivalent Ounces by Region

North America
Canada
South America
Other
8%
13%
31%
61%

Q2 2021 Attributable Gold Equivalent Ounces by Asset Q2 2021 Attributable Gold Equivalent Ounces by Region Fruta del Norte Black Fox Karma Bracemac-McLeod Yamana silver stream Santa Elena Chapada Relief Canyon Vale Royalties 4,234oz 3,389oz 1,669oz 1,476oz 1,372oz 983oz 943oz 775oz 722oz 379oz 315oz 633oz Aurizona Houndé 1,114oz Diavik Other 22 North America Canada South America Other 9% 61% 31%

The Company’s operating segments for the three months ended June 30, 2020 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Other	Income (loss) before taxes	Cash flows from operating activities
Aurizona	Gold	1,118	$1,916	$-	$127	$-	$1,789	$1,916
Black Fox	Gold	320	552	179	151	-	222	373
Bracemac-McLeod[1]	Various	404	693	-	383	-	310	725
Chapada	Copper	1,101	1,888	567	672	-	649	1,322
Diavik	Diamonds	124	213	-	447	392	(626)	321
Fruta del Norte	Gold	217	373	-	161	-	212	515
Houndé	Gold	1,127	1,934	-	959	-	975	-
Karma	Gold	1,667	2,842	565	1,397	-	880	1,686
Relief Canyon	Gold	984	1,695	-	723	-	972	1,695
Santa Elena	Gold	556	959	258	31	-	670	701
Yamana silver stream	Silver	2,556	4,383	1,238	2,769	-	376	3,144
Other[2]	Various	746	1,282	-	504	-	778	1,649
Corporate		-	-	-	-	(215)	1,515	(1,696)
Consolidated		10,920	$18,730	$2,807	$8,324	$177	$8,722	$12,351

[1]	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.3 million from zinc.
[2]	Includes royalty revenue from gold of $1.2 million and other base metals of $0.1 million.

Three Months Ended June 30, 2021 Compared to the Three Months Ended

June 30, 2020

For the three months ended June 30, 2021, net income and cash flows from operating activities were $8.6 million and $20.0 million, respectively, compared with $7.1 million and $12.4 million for the comparable period in 2020. The increase in net income is attributable to an increase in revenue (described in greater detail below) as well as:

•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021;

Partially offset by

•	A $1.3 million increase in cost of sales, excluding depletion, primarily due to an increase in Attributable gold equivalent ounces sold;
•	An increase in tax expense of $3.0 million primarily as a result of the increase in net income; and
•	A $4.9 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $0.1 million was recognized by the Company during the three months ended June 30, 2021; while during the six months ended June 30, 2020 the Company recognized a gain of $5.1 million primarily driven by an increase in the fair value of the Americas Gold convertible debenture and Equinox warrants.

For the three months ended June 30, 2021, revenue was $26.4 million compared with $18.7 million for the comparable period in 2020. The increase is largely attributable to an increase in Attributable Gold Equivalent Ounces sold as well as a 5% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•	A $3.2 million increase in revenue attributable to the Yamana silver stream primarily due to an increase in the average realized selling price of silver which increased from an average of $16.00 per ounce during the three months ended June 30, 2020 to an average of $25.35 per ounce during the equivalent period in 2021; as well as a 10% increase in the number of silver ounces sold;
•	A $2.0 million increase in revenue attributable to the Santa Elena Mine largely driven by a 200% increase in the number of gold ounces sold. The increase in ounces is attributable to the fact that in the second quarter of 2020, First Majestic temporarily suspended operations due to COVID-19 restrictions in Mexico; whereas in the comparable period in 2021, the mine was operating without COVID-19 related disruptions;
•	A $1.0 million increase in sales revenue attributable to the Relief Canyon Stream. The increase in ounces sold was largely related to the timing of sales whereby the Company had received 492 gold ounces in inventory as at March 31, 2021 and those ounces were sold during the three months ended June 30, 2021. In comparison, there were no gold ounces in inventory as at March 31, 2020, and hence no additional sales during the second quarter of 2020; and
•	A $0.9 million increase in royalty revenue attributable to the Diavik mine partly due to diamond price increases and the timing of sales;

Partially offset by:

•	A $2.3 million decrease in revenue attributable to the Karma Mine largely driven by an 81% decrease in the number of gold ounces sold. The decrease is primarily due to the conclusion of the five-year fixed delivery period in accordance with the terms of the Gold Stream in the first quarter of 2021, reducing Sandstorm’s Gold Stream entitlement to 1.625% of production. In contrast, in the second quarter of 2020, Sandstorm’s entitlement was 1,250 ounces per quarter.

Six Months Ended June 30, 2021 Compared to the Six Months Ended
June 30, 2020

For the six months ended June 30, 2021, net income and cash flows from operating activities were $13.6 million and $43.7 million, respectively, compared with net loss and cash flow from operating activities of $3.2 million and $27.7 million for the comparable period in 2020. The change is attributable to a combination of factors including:

•	An $8.5 million decrease in non-cash impairment charges whereby the Company recorded a $0.4 million impairment related to certain royalties within the Company’s Other segment during the six months ended June 30, 2021; while for the comparable period in 2020 the Company recorded an impairment of $8.9 million related to the Company’s Diavik royalty and certain other royalties within the Company’s Other segment; and
•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021;

Partially offset by:

•	A $2.4 million increase in cost of sales, excluding depletion partly due to an increase in Attributable Gold Equivalent ounces sold;

•	A $1.8 million increase in depletion expense also partly due to an increase in Attributable Gold Equivalent ounces sold; and
•	An increase in tax expense of $7.5 million primarily as a result of the increase in net income.

For the six months ended June 30, 2021, revenue was $57.4 million compared with $40.1 million for the comparable period in 2020. The increase is largely attributable to an increase in Attributable Gold Equivalent ounces sold as well as an 8% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•	A $6.2 million increase in revenue attributable to the Yamana silver stream primarily due to an increase in the average realized selling price of silver which increased from an average of $17.02 per ounce during the six months ended June 30, 2020 to an average of $25.19 per ounce during the equivalent period in 2021; as well as an 11% increase in the number of silver ounces sold;
•	A $2.9 million increase in sales revenue attributable to the Relief Canyon which commenced making fixed deliveries to Sandstorm in May 2020;
•	A $2.5 million increase in revenue attributable to the Chapada copper stream primarily due to an increase in the average realized selling price of copper which increased from an average of $2.56 per pound during the six months ended June 30, 2020 to an average of $3.88 per pound during the equivalent period in 2021;
•	A $2.4 million increase in revenue attributable to the Fruta del Norte Mine largely driven by a 249% increase in the number of gold ounces sold. The increase in ounces is attributable to the fact that in the second quarter of 2020, Lundin Gold temporarily suspended operations due to concerns over the spread of COVID-19; whereas in the comparable period in 2021, the mine was operating without COVID-19 related disruptions;
•	A $1.9 million increase in royalty revenue attributable to the Bracemac-McLeod mine largely due to commodity price increases; and
•	A $1.6 million increase in royalty revenue attributable to the Diavik mine largely due to diamond price increases and the timing of sales.

Three Months Ended June 30, 2021 Compared to the Other Quarters Presented

When comparing net income of $8.6 million and cash flow from operating activities of $20.0 million for the three months ended June 30, 2021 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

•	An $8.9 million non-cash impairment charge relating to the Company’s Diavik royalty and certain other royalties within its Other segment was recognized during the three months ended March 31, 2020.
•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021
•	A $2.4 million non-cash impairment charge relating to the Company's Diavik royalty was recognized during the three months ended December 31, 2019.
•	The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox and Americas Gold convertible debentures. These gains/losses were recognized as follows:

▪	During the three months ended June 30, 2021, a gain of $0.1 million was recognized;
▪	During the three months ended March 31, 2021, a loss of $1.8 million was recognized;

▪	During the three months ended December 31, 2020, a gain of $2.9 million was recognized;
▪	During the three months ended September 30, 2020, a gain of $1.7 million was recognized;
▪	During the three months ended June 30, 2020, a gain of $5.1 million was recognized;
▪	During the three months ended March 31, 2020, a loss of $5.9 million was recognized;
▪	During the three months ended December 31, 2019, a gain of $4.8 million was recognized;
▪	During the three months ended September 30, 2019, a gain of $2.1 million was recognized.

•	With the exception of 2020, Attributable Gold Equivalent ounces had seen an overall increase as a result of the acquisition of various assets including the Vale Royalty acquisition in 2021, the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015. In 2020, Attributable Gold Equivalent ounces decreased as a result of COVID-19 related temporary suspensions at the mines from which Sandstorm receives royalty revenue or deliveries under its Streams.

Change in Total Assets

Total assets increased by $10.1 million from March 31, 2021 to June 30, 2021 as a result of cash flow from operating activities partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd; and (ii) depletion expense. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended June 30, 2021. Total assets decreased by $11.3 million from December 31, 2020 to March 31, 2021 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; (iii) depletion expense and (iv) repurchases of the Company’s shares in accordance with its normal course issuer bid; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2021. Total assets increased by $41.2 million from September 30, 2020 to December 31, 2020 as a result of (i) cash flow from operating activities and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira; partially offset by depletion expense. The appreciation in the Turkish Lira as well as an increase in the valuation of investments were largely responsible for the gains recognized through other comprehensive income for the three months ended December 31, 2020. Total assets increased by $1.3 million from June 30, 2020 to September 30, 2020 as a result of cash flow from operating activities; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira was largely responsible for the loss recognized through other comprehensive income for the three months ended September 30, 2020. Total assets increased by $31.2 million from March 31, 2020 to June 30, 2020 as a result of (i) $50.3 million in cash received upon the exercise of warrants as a result of the early warrant exercise incentive program; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira, partially offset by the increase in the valuation of investments, was largely responsible for the loss recognized through other comprehensive income for the three months ended June 30, 2020. Total assets decreased by $46.9 million from December 31, 2019 to March 31, 2020 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; (iii) an impairment charge of $8.9 million primarily related to the Company’s royalty investments; and (iv) depletion expense. The decrease in the valuation of investments and the depreciation in the Turkish Lira were largely responsible for the loss recognized through other comprehensive income for the three months ended March 31, 2020. Total assets increased by $14.4 million from September 30, 2019 to December 31, 2019, partly due to (i) $15 million remitted to Americas Gold for the construction of Relief Canyon, which was partly financed through the Company’s revolving credit facility; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The increase in the valuation of investments was largely responsible for the gain recognized through other comprehensive income for the three months ended December 31, 2019.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) total sales, royalties and income from other interests, (ii) average cash cost per Attributable Gold Equivalent ounce, (iii) average realized gold price per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Total Sales, Royalties and Income from Other Interests is a new non-IFRS measure in the period and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and income from other interests.

Figure 1.1 In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Total Revenue	$26,446	$18,730	$57,443	$40,062
Add:
Gain on revaluation of Vale Royalties financial instrument[1]	5,887	-	5,887	-
Equals:
Total Sales, Royalties, and Income from other interests	$32,333	$18,730	$63,330	$40,062

[1]	During the three months ended June 30, 2021, the Company entered into and disposed of certain derivative financial instruments relating to the market value of the Vale Royalties, resulting in fair value gains of $5.9 million recognized within net income.

ii.	Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.2 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.2 In $000s (except for ounces and per ounce amounts)	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Cost of Sales, excluding depletion[1]	$4,088	$2,807	$9,438	$7,016
Divided by:
Total Attributable Gold Equivalent ounces[2]	18,004	10,920	35,448	24,313
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$227	$257	$266	$289

[1]	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.
[2]	The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests (see item i above), is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual income relating to those interests, for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces, when combined with the gold ounces sold from the Company's Gold Streams, equal total Attributable Gold Equivalent ounces.

iii.	Average realized gold price per Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above) by the number of Attributable Gold Equivalent ounces. The Company presents average realized gold price per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of average realized gold price per Attributable Gold Equivalent ounce.

Figure 1.3 In $000s (except for ounces and per ounce amounts)	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Total Sales, Royalties, and Income from other interests[1]	$32,333	$18,730	$63,330	$40,062
Divided by:
Total Attributable Gold Equivalent ounces	18,004	10,920	35,448	24,313
Equals:
Average realized gold price (per Attributable Gold Equivalent ounce)	$1,796	$1,715	$1,787	$1,648

[1]	Prior to the period, average realized gold price was calculated by dividing Total Revenue, rather than Total Sales, Royalties and Income from other interests, by Total Attributable gold equivalent ounces. The change in the measure did not result in a change to prior periods.

iv.	Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v.

Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the

Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4 In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Cash flows from operating activities	$19,998	$12,351	$43,720	$27,725
Add:
Changes in non-cash working capital	(2,434)	1,072	(3,176)	96
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$17,564	$13,423	$40,544	$27,821

Liquidity and Capital Resources

As of June 30, 2021, the Company had cash and cash equivalents of $45.8 million (December 31, 2020 — $113.8 million) and working capital (current assets less current liabilities) of $58.3 million (December 31, 2020 — $120.9 million). As of the date of the MD&A, the Company has no bank debt and the entire $225 million revolving credit facility as well as an additional uncommitted accordion of up to $75 million remains available for future acquisitions and general corporate purposes.

During the six months ended June 30, 2021, the Company generated cash flows from operating activities of $43.7 million compared with $27.7 million during the comparable period in 2020. When comparing the change, the primary drivers were an increase in the number of Attributable Gold Equivalent ounces sold and an increase in the average realized selling price of gold and silver.

During the six months ended June 30, 2021, the Company had net cash outflows from investing activities of $105.7 million which were primarily the result of (i) the acquisition of stream, royalty and other interests including the Vale Royalties and the Waterton Royalties; and (ii) the acquisition of $6.7 million in investments and other; partially offset by the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments. During the six months ended June 30, 2020, the Company had net cash inflows from investing activities of $16.7 million which were primarily the result of the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments including the Company’s convertible debenture due from Equinox; partially offset by the acquisition of $8.6 million in investments and other.

During the six months ended June 30, 2021, the Company had net cash outflows from financing activities of $5.9 million primarily related to the redemption of the Company’s common shares under the Company’s normal course issuer bid (“NCIB”). During the six months ended June 30, 2020, the Company had net cash outflows from financing activities of $7.8 million primarily related to (i) a $41.0 million draw down on its revolving credit facility; (ii) the subsequent repayment of $86.0 million under the same revolving credit facility as well as $0.9 million in related interest expense; and (iii) $23.5 million related to the redemption of the Company’s common shares under the NCIB; partially offset by $61.6 million in proceeds from the exercise of warrants and stock options.

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3,4]
Black Fox	8%	$566
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	1.625%	20% of gold spot price
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$468
Yamana silver stream	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.

2	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

3	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

4	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

5	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

9	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

In accordance with the terms of the Vatukoula Gold Stream and subject to certain closing conditions, the Company has agreed to provide an upfront payment of $30 million to VGML. The Vatukoula Gold Stream is further discussed in the Highlights and Key Producing Assets section of this MD&A.

Share Capital

As of August 5, 2021, the Company had 194,890,617 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.

Under the Company’s NCIB, the Company is able, until April 6, 2022, to purchase up to 19.1 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company’s previous NCIB and during the six months ended June 30, 2021, the Company purchased and cancelled approximately 800,000 common shares for $5.0 million.

The Company has an at-the-market equity program (the “ATM Program”) whereby it is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange, or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. To-date, the Company has not utilized or sold any shares under the ATM Program.

A summary of the Company’s share purchase options as of August 5, 2021 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) [1]	Weighted average exercise price per share (CAD) [1,2]
2021	684,000	684,000	4.96	4.96
2022	997,698	997,698	4.91 - 15.00	5.38
2023	3,118,332	2,075,002	5.92	5.92
2024	1,427,000	475,670	8.89	8.89
2025	2,812,000	-	9.43	-
	9,039,030	4,232,370		5.97

1	For options exercisable in British Pounds Sterling (“GBP”), exercise price is translated to Canadian Dollars (“CAD”) using the period end exchange rate.

2	Weighted average exercise price of options that are exercisable.

As of August 5, 2021, the Company had 2,295,498 restricted share rights outstanding.

Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Salaries and benefits	$353	$303	$696	$616
Share-based payments	1,098	1,004	2,195	2,008
Total key management compensation expense	$1,451	$1,307	$2,891	$2,624

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, the Vale pre-acquisition royalty receivable, loans receivable which are included in other current assets, and trade and other payables. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other assets, and trade and other payables, approximate their carrying values at June 30, 2021.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2021 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at June 30, 2021 of $25.2 million (December 31, 2020 — $46.9 million). In addition,

Sandstorm also holds common shares of Entrée with a fair value as at June 30, 2021 of $35.6 million which are classified as an investment in associate and accounted for using the equity method. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at June 30, 2021, a 10% increase (decrease) in the equity prices of these investments would not have a material impact on net income and would increase (decrease) other comprehensive income by $2.2 million.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 30, 2021, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine, Vatukoula Mine, the Vale Royalty Package, and other royalties and commodity streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Turkey, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”), and no assurances can be given that tax matters, if they so arise, will be resolved favorably. The CRA completed an audit of Sandstorm Gold Ltd.’s 2009 — June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2020 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended June 30, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, the number or aggregate value of common shares which may be purchased under the NCIB, audits being conducted by the CRA and available remedies, the expectation that various closing conditions of the Vatukoula Stream will be met including but not limited to consent of the Reserve Bank of Fiji, consent from the Minister of Lands and Mineral Resources, consent from the Fiji Director of Mines, the expectation that the Vatukoula Stream will close, management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2020 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Q2	2021

Condensed Consolidated
Interim Financial Statements

(Unaudited)

FOR THE PERIOD ENDED june 30, 2021

Condensed Consolidated Interim Statements of Financial Position	(unaudited) Expressed in U.S. Dollars ($000s)

— ASSETS	Note	June 30, 2021	December 31, 2020
Current
Cash and cash equivalents		$45,812	$113,776
Trade and other receivables		7,124	8,011
Vale pre-acquisition royalty receivable	4(b)	5,700	-
Other current assets		5,499	737
Short-term investments	6	-	1,852
		$64,135	$124,376
Non-current
Stream, royalty and other interests	4	$454,310	$356,612
Hod Maden and other investments in associates	5	100,888	112,906
Investments	6	25,239	45,084
Other long-term assets		4,169	10,943
Total assets		$648,741	$649,921
— LIABILITIES
Current
Trade and other payables		$5,856	$3,434

Non-current
Deferred income tax liabilities		$11,667	$5,477
Lease liabilities and other		2,675	2,868
		$20,198	$11,779
— EQUITY
Share capital	7	$716,441	$719,730
Reserves		20,375	18,902
Retained earnings		24,556	10,951
Accumulated other comprehensive loss		(132,829)	(111,441)
		$628,543	$638,142
Total liabilities and equity		$648,741	$649,921

Commitments and contingencies (Note 12)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director      “David De Witt”, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Sales	13	$17,487	$12,580	$39,071	$26,913
Royalty revenue	13	8,959	6,150	18,372	13,149
		$26,446	$18,730	$57,443	$40,062

Cost of sales, excluding depletion	13	$4,088	$2,807	$9,438	$7,016
Depletion	13	8,811	8,324	18,733	16,888
Total cost of sales		$12,899	$11,131	$28,171	$23,904

Gross profit		$13,547	$7,599	$29,272	$16,158

Expenses and other (income)
Administration expenses[1]	9	$2,541	$1,966	$4,922	$4,028
Project evaluation[1]		3,092	1,416	4,466	2,770
Gain on revaluation of Vale Royalties financial instrument	6	(5,887)	-	(5,887)	-
(Gain) loss on revaluation of investments	6	(149)	(5,093)	1,645	759
Stream, royalty and other interests impairments	4	-	-	408	8,877
Finance expense		616	532	1,065	1,376
Finance income		(136)	(135)	(285)	(168)
Foreign exchange loss		103	14	162	300
Other		185	177	497	285
Income (loss) before taxes		$13,182	$8,722	$22,279	$(2,069)

Current income tax expense		$770	$600	$1,365	$1,305
Deferred income tax expense (recovery)		3,776	985	7,309	(169)
	8	$4,546	$1,585	$8,674	$1,136
Net income (loss) for the period		$8,636	$7,137	$13,605	$(3,205)

Basic earnings (loss) per share		$0.04	$0.04	$0.07	$(0.02)
Diluted earnings (loss) per share		$0.04	$0.04	$0.07	$(0.02)

Weighted average number of common shares outstanding
Basic	7(d)	194,749,838	187,403,485	194,858,640	182,567,602
Diluted	7(d)	199,007,976	196,152,820	198,910,196	182,567,602

[1] Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,523	$1,404	$3,030	$2,809

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Net income (loss) for the period		$8,636	$7,137	$13,605	$(3,205)

— OTHER COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD
Items that may subsequently be reclassified to net income:
Currency translation differences		$(3,971)	$(4,597)	$(15,292)	$(15,138)
Items that will not subsequently be reclassified to net income:
(Loss) gain on FVTOCI investments	6	$(716)	$22,706	$(7,152)	$6,709
Tax (expense) recovery on FVTOCI investments		(30)	(1,386)	1,056	(1,375)
Total other comprehensive (loss) income for the period		$(4,717)	$16,723	$(21,388)	$(9,804)

Total comprehensive income (loss) for the period		$3,919	$23,860	$(7,783)	$(13,009)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flow	(unaudited) Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
— OPERATING ACTIVITIES
Net income (loss) for the period		$8,636	$7,137	$13,605	$(3,205)
Items not affecting cash:
Depletion and depreciation		$8,933	$8,447	$18,976	$17,132
Deferred income tax expense (recovery)		3,776	985	7,309	(169)
Share-based payments		1,523	1,404	3,030	2,809
Gain on revaluation of Vale Royalties financial instrument	6	(5,887)	-	(5,887)	-
(Gain) loss on revaluation of investments		(149)	(5,093)	1,645	759
Stream, royalty and other interests impairments	4	-	-	408	8,877
Interest expense and financing amortization		610	489	1,052	1,169
Unrealized foreign exchange loss		48	133	107	283
Other		74	(79)	299	166
Changes in non-cash working capital	10	2,434	(1,072)	3,176	(96)
		$19,998	$12,351	$43,720	$27,725

— INVESTING ACTIVITIES
Acquisition of stream, royalty, and other interests		$(121,039)	$(162)	$(121,039)	$(237)
Proceeds from disposal of investments and other		9,655	25,881	22,178	26,643
Acquisition of investments and other assets		(4,874)	(3,836)	(6,718)	(8,629)
Investment in Hod Maden interest	5	(39)	(290)	(117)	(1,040)
		$(116,297)	$21,593	$(105,696)	$16,737

— FINANCING ACTIVITIES
Redemption of common shares (normal course issuer bid)	7(a)	$-	$-	$(5,039)	$(23,524)
Interest paid		(423)	(346)	(692)	(883)
Proceeds on exercise of warrants, options and other		50	54,757	(142)	61,618
Bank debt drawn		-	-	-	41,000
Bank debt repaid		-	(50,000)	-	(86,000)
		$(373)	$4,411	$(5,873)	$(7,789)

Effect of exchange rate changes on cash and cash equivalents		$(56)	$(88)	$(115)	$(206)

Net (decrease) increase in cash and cash equivalents		$(96,728)	$38,267	$(67,964)	$36,467
Cash and cash equivalents — beginning of the period		142,540	5,171	113,776	6,971
Cash and cash equivalents — end of the period		$45,812	$43,438	$45,812	$43,438

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity	(unaudited) Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES
	Note	Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
At January 1, 2020		177,227,941	$657,551	$15,796	$4,670	$(2,866)	$(104,255)	$570,896
Options exercised	7(b)	755,335	3,370	(862)	-	-	-	2,508
Warrants exercised and expired		17,362,535	66,178	-	(5,728)	-	-	60,450
Vesting of restricted share rights		57,167	225	(225)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(4,599,020)	(23,524)	-	-	-	-	(23,524)
Share-based payments		-	-	2,809	-	-	-	2,809
Share issuance costs		-	(2,862)	-	2,069	-	-	(793)
Total comprehensive loss		-	-	-	-	(3,205)	(9,804)	(13,009)
At June 30, 2020		190,803,958	$700,938	$17,518	$1,011	$(6,071)	$(114,059)	$599,337
Options exercised	7(b)	498,095	2,051	(472)	-	-	-	1,579
Warrants exercised and expired		3,728,790	15,927	-	(1,011)	-	-	14,916
Vesting of restricted share rights		222,400	987	(987)	-	-	-	-
Share-based payments		-	-	2,843	-	-	-	2,843
Share issuance costs		-	(173)	-	-	-	-	(173)
Total comprehensive income		-	-	-	-	17,022	2,618	19,640
At December 31, 2020		195,253,243	$719,730	$18,902	$-	$10,951	$(111,441)	$638,142
Options exercised	7(b)	88,073	446	(94)	-	-	-	352
Vesting of restricted share rights		349,667	1,463	(1,463)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)	7(a)	(800,366)	(5,039)	-	-	-	-	(5,039)
Share-based payments		-	-	3,030	-	-	-	3,030
Share issuance costs		-	(159)	-	-	-	-	(159)
Total comprehensive income (loss)		-	-	-	-	13,605	(21,388)	(7,783)
At June 30, 2021		194,890,617	$716,441	$20,375	$-	$24,556	$(132,829)	$628,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited
Condensed Consolidated Interim
Financial Statements

June 30, 2021
Expressed in U.S. dollars

1 – Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on August 5, 2021.

2 – Summary of Significant Accounting Policies

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company’s interim results are not necessarily indicative of its results for a full year.

B.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets. As a result of this uncertainty, there is heightened potential for impairments or impairment reversals. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial.

3 – Financial Instruments

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2021 and December 31, 2020.

As at June 30, 2021:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-term investments
Common shares held	$22,306	$22,306	$-	$-
Warrants and other	1,963	-	1,963	-
Convertible debt	970	-	970	-
	$25,239	$22,306	$2,933	$-

As at December 31, 2020:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments
Convertible debt	$1,852	$-	$1,852	$-
Long-term investments
Common shares held	$28,416	$28,416	$-	$-
Warrants and other	1,143	-	1,143	-
Convertible debt	15,525	-	15,525	-
	$46,936	$28,416	$18,520	$-

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, the Vale pre-acquisition royalty receivable, loans receivable which are included in other current assets, and trade and other payables, approximate their carrying values at June 30, 2021 and December 31, 2020 due to their short-term nature. There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2021 and the year ended December 31, 2020.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables, the Vale pre-acquisition royalty receivable, and the Company’s investments in convertible debentures. The Company’s trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

C.	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2021 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

D.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at June 30, 2021, the Company had cash and cash equivalents of $45.8 million (December 31, 2020 — $113.8 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at June 30, 2021 of $25.2 million (December 31, 2020 — $46.9 million). In addition, Sandstorm also holds common shares of Entrée Resources Ltd. with a fair value of $35.6 million at June 30, 2021 which are classified as an investment in associate and accounted for using the equity method. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19. Based on the Company's investments held as at June 30, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $2.2 million and would not have a material impact on net income.

4 –  Stream, Royalty and Other Interests

A.	Carrying Amount

As of and for the six months ended June 30, 2021:

	COST			ACCUMULATED DEPLETION
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,091	$-	$11,091	$2,052	$425	$-	$-	$2,477	$8,614
Black Fox, Canada	37,817	1	37,818	30,426	823	-	-	31,249	6,569
Bracemac-McLeod, Canada	21,495	-	21,495	19,584	772	-	-	20,356	1,139
Chapada, Brazil	69,554	-	69,554	16,882	1,437	-	-	18,319	51,235
Diavik, Canada	53,134	-	53,134	43,220	2,030	-	-	45,250	7,884
Fruta del Norte, Ecuador	33,267	1	33,268	1,290	969	-	-	2,259	31,009
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé, Burkina Faso	45,120	-	45,120	12,331	1,071	-	-	13,402	31,718
Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	-	35,352
Karma, Burkina Faso	26,289	-	26,289	17,440	984	-	-	18,424	7,865
Relief Canyon, United States	26,441	-	26,441	2,907	1,827	-	-	4,734	21,707
Santa Elena, Mexico	23,354	-	23,354	21,932	145	-	-	22,077	1,277
Vale Royalties, Brazil	-	109,123	109,123	-	40	-	-	40	109,083
Yamana silver stream, Argentina	74,252	-	74,252	25,883	6,460	-	-	32,343	41,909
Other[2]	257,994	7,268	265,262	170,419	1,304	-	408	172,131	93,131
Total[3]	$720,978	$116,393	$837,371	$364,366	$18,287	$-	$408	$383,061	$454,310

[1]	Depletion during the period in the Consolidated Statements of Income (loss) of $18.7 million is comprised of depletion expense for the period of $18.3 million, and $0.4 million from depletion in ending inventory as at December 31, 2020.

[2]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Ming, and others.

[3]	Stream, Royalty and Other Interests includes non-depletable assets of $56.3 million and depletable assets of $398.0 million.

As of and for the year ended December 31, 2020:

	COST			ACCUMULATED DEPLETION
In $ooos	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,091	$-	$11,091	$985	$1,067	$-	$-	$2,052	$9,039
Black Fox, Canada	37,817	-	37,817	29,412	1,014	-	-	30,426	7,391
Bracemac-McLeod, Canada	21,495	-	21,495	18,099	1,485	-	-	19,584	1,911
Chapada, Brazil	69,554	-	69,554	13,968	2,914	-	-	16,882	52,672
Diavik, Canada	53,111	23	53,134	33,273	2,085	-	7,862	43,220	9,914
Fruta del Norte, Ecuador	33,259	8	33,267	34	1,256	-	-	1,290	31,977
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé, Burkina Faso	45,101	19	45,120	8,515	3,816	-	-	12,331	32,789
Hugo North Extension and Heruga, Mongolia	35,351	1	35,352	-	-	-	-	-	35,352
Karma, Burkina Faso	26,289	-	26,289	13,248	3,843	349	-	17,440	8,849
Relief Canyon, United States	26,416	25	26,441	-	2,820	87	-	2,907	23,534
Santa Elena, Mexico	23,354	-	23,354	21,610	312	10	-	21,932	1,422
Yamana silver stream, Argentina	74,252	-	74,252	15,764	10,119	-	-	25,883	48,369
Other[1]	254,544	3,450	257,994	167,011	2,393	-	1,015	170,419	87,575
Total[2]	$717,452	$3,526	$720,978	$321,919	$33,124	$446	$8,877	$364,366	$356,612

[1]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Ming, and others.

[2]	Stream, Royalty and Other Interests includes non-depletable assets of $58.4 million and depletable assets of $298.2 million.

B.	Significant Acquisitions

Vale Royalty Package

On June 29th, 2021, the Company acquired a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil for consideration of $109.1 million. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties”). Under the terms of the Vale Royalties, the Company is entitled to:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and
•	0.06% net sales royalty on copper and gold and a 0.02% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.04% net sales royalty on iron sales from the Northern System; and
•	0.04% net sales royalty on iron sales from a portion of the Southeastern System after a cumulative threshold of 1.7 billion tonnes of iron ore has been met.

Other

•	0.02% of net sales proceeds in the event of an underlying asset sale on certain assets.

Royalty payments are made on a semi-annual basis on March 31 and September 30 of each year reflecting sales in the preceding half calendar year period. The payment for the first half of 2021 will be payable to the Company on September 30, 2021, reflecting a net sales royalty for the period January 1, 2021 to June 30, 2021. As the majority of these sales occurred prior to Sandstorm’s acquisition of the Vale Royalties, the Company has recognized these accrued amounts as a pre-acquisition receivable and made a corresponding reduction to the cost base of the royalty. Subsequent to the balance sheet date, the Company made an additional $8.1 million investment in the Vale Royalties on similar pro-rata terms.

Waterton Royalty Package

Sandstorm has acquired a package of royalties from an affiliate of Waterton Precious Metals Fund II Cayman, LP (“Waterton”) for consideration of $7 million, with an additional $1 million payment contingent on certain advancement milestones on the Converse property. The package includes 21 royalties on development, advanced exploration and exploration stage projects located in Nevada and Montana.

C.	Acquisitions subject to closing conditions

VatUkoula Gold Stream and Royalty

In June 2021, the Company entered into a gold purchase agreement which entitles it to purchase 25,920 ounces of gold over a six-year period (the “Fixed Delivery Period”) and thereafter 2.55%-2.9% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for on-going per ounce cash payment equal to 20% of the spot price of the gold. In addition to this Gold Stream, Sandstorm will also receive an effective 0.45% NSR on certain prospecting licenses, plus a five-kilometre area of interest.

Under the terms of the agreement, during the first two years of the Fixed Delivery Period, Sandstorm will receive 2,280 ounces of gold per year, increasing to 5,340 ounces of gold per year during the final four years of the Fixed Delivery Period. After the sixth year of the agreement, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.

The agreement, which is subject to certain closing conditions including governmental approvals, is anticipated to close in the second half of 2021. Upon closing, the disbursement of the $30 million purchase price for the Gold Stream and royalty will be commensurate with the completion of various construction and expansion milestones.

5	–	Hod Maden and Other Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Total Investments in Associates
At December 31, 2020	$96,666	$16,240	$112,906
Capital investment	121	3,460	3,581
Company's share of net loss of associate	(94)	(306)	(400)
Currency translation adjustments	(14,527)	(672)	(15,199)
At June 30, 2021	$82,166	$18,722	$100,888

6	–	Investments

As of and for the six months ended June 30, 2021:

In $000s	Jan. 1, 2021	Additions	Disposals	Fair Value Adjustment	Jun. 30, 2021
Short-term investments
Convertible debt instruments[1]	$1,852	$-	$(1,447)	$(405)	$-
Total short-term investments	$1,852	$-	$(1,447)	$(405)	$-

Non-current investments
Common shares[2]	$28,416	$16,916	$(15,874)	$(7,152)	$22,306
Vale Royalties financial instrument	-	-	(5,887)	5,887	-
Warrants and other[1]	1,143	-	(25)	845	1,963
Convertible debt instruments[1]	15,525	-	(12,470)	(2,085)	970
Total non-current investments	$45,084	$16,916	$(34,256)	$(2,505)	$25,239
Total Investments	$46,936	$16,916	$(35,703)	$(2,910)	$25,239

[1]	Fair value adjustment recorded within Net Income for the period.
[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

During the six months ended June 30, 2021, as part of the Company’s on-going efforts to monetize its non-core assets, Sandstorm disposed of common shares of other mining companies with a fair value on disposition of $15.9 million. During the same period, the Company acquired and disposed of certain derivative financial instruments relating to the market value of the Vale Royalties, classified as a level 2 fair value measurement, resulting in fair value gains of $5.9 million recognized within Net Income. Also, during the period, the majority of the Company’s convertible debentures were redeemed for common shares. The resulting mark-to-market loss on conversion of $2.5 million was recognized within Net Income.

As of and for the six months ended June 30, 2020:

In $000s	Jan. 1, 2020	Additions	Disposals	Transfers	Fair Value Adjustment	Jun. 30, 2020
Short-term investments
Convertible debt instruments [1]	$10,801	$-	$(10,705)	$275	$422	$793
Total short-term investments	$10,801	$-	$(10,705)	$275	$422	$793

Non-current investments
Common shares[2]	$52,325	$8,949	$(15,938)	$-	$6,709	$52,045
Warrants and other[1]	4,623	7	(502)	-	1,104	5,232
Convertible debt instruments[1]	15,892	40	-	(275)	(2,285)	13,372
Total non-current investments	$72,840	$8,996	$(16,440)	$(275)	$5,528	$70,649
Total Investments	$83,641	$8,996	$(27,145)	$-	$5,950	$71,442

[1]	Fair value adjustment recorded within Net Income (loss) for the period.
[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

7	–	Share Capital and Reserves

A.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2022, to purchase up to 19.1 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the six months ended June 30, 2021, the Company, utilizing its previous NCIB, purchased and cancelled approximately 0.8 million common shares.

The Company has an at-the-market equity program (the “ATM Program”) whereby it is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. The Company has not utilized or sold any shares under the ATM Program.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)[1]
Options outstanding at December 31, 2019	7,568,533	6.06
Granted	2,812,000	9.43
Exercised	(1,253,430)	(4.42)
Options outstanding at December 31, 2020	9,127,103	7.33
Exercised	(88,073)	(4.96)
Options outstanding at June 30, 2021	9,039,030	7.35

[1]	For options exercisable in British Pounds Sterling (“GBP”), exercise price is translated to Canadian Dollars (“CAD”) using the period end exchange rate.

The weighted average remaining contractual life of the options as at June 30, 2021 was 2.94 years (year ended December 31, 2020 — 3.41 years). The weighted average share price, at the time of exercise, for those shares that were exercised during the six months ended June 30, 2021 was CAD9.69 per share (year ended December 31, 2020 — CAD11.65).

A summary of the Company’s options as of June 30, 2021 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2021	684,000	684,000	4.96	4.96
2022	997,698	997,698	4.91 - 15.00	5.38
2023	3,118,332	2,075,002	5.92	5.92
2024	1,427,000	475,670	8.89	8.89
2025	2,812,000	-	9.43	-
	9,039,030	4,232,370		5.97

[1]	For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.

[2]	Weighted average exercise price of options that are exercisable.

C.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As of June 30, 2021, the Company had 2,295,498 RSRs outstanding.

D.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding shares and per share amounts)	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Net income (loss) for the period	$8,636	$7,137	$13,605	$(3,205)

Basic weighted average number of shares	194,749,838	187,403,485	194,858,640	182,567,602
Basic earnings (loss) per share	$0.04	$0.04	$0.07	$(0.02)

Effect of dilutive securities
Stock options	2,151,911	2,940,140	1,859,750	-
Warrants	-	3,634,802	-	-
Restricted share rights	2,106,227	2,174,393	2,191,806	-
Diluted weighted average number of common shares	199,007,976	196,152,820	198,910,196	182,567,602
Diluted earnings (loss) per share	$0.04	$0.04	$0.07	$(0.02)

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD9.94 during the three months ended June 30, 2021 (June 30, 2020 – CAD10.87) or CAD9.24 during the six months ended June 30, 2021 (June 30, 2020 — CAD9.72).

	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Stock options	2,814,250	2,250	4,241,250	-

The Company had a net loss for the six months ended June 30, 2020; however, if the Company had net earnings, 2,545,873 stock options, 6,760,211 warrants and 2,140,770 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive.

8	– Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Income (loss) before income taxes	$13,182	$8,722	$22,279	$(2,069)
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax expense (recovery) based on the above rates	$3,559	$2,355	$6,015	$(559)

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$413	$380	$820	$762
Non-taxable portion of capital gain	20	(667)	308	143
Withholding taxes	579	386	916	842
Change in unrecognized temporary differences and other	(25)	(869)	615	(52)
Income tax expense	$4,546	$1,585	$8,674	$1,136

9	– Administration Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Corporate administration	$936	$532	$1,724	$1,141
Employee benefits and salaries	529	488	1,061	949
Professional fees	266	201	526	447
Administration expenses before share-based compensation	$1,731	$1,221	$3,311	$2,537
Equity settled share-based compensation (a non-cash expense)	810	745	1,611	1,491
Total administration expenses	$2,541	$1,966	$4,922	$4,028

10	– Supplemental Cash Flow Information

In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Change in non-cash working capital:
Trade receivables and other	$1,010	$(1,547)	$385	$(541)
Trade and other payables	1,424	475	2,791	445
Net increase (decrease) in cash	$2,434	$(1,072)	$3,176	$(96)
Common shares received on conversion of convertible debentures	$-	$-	$13,690	$-

11	– Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Jun. 30, 2021	3 Months Ended Jun. 30, 2020	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
Salaries and benefits	$353	$303	$696	$616
Share-based payments	1,098	1,004	2,195	2,008
Total key management compensation expense	$1,451	$1,307	$2,891	$2,624

12	– Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity[5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1,2,3,4]
Black Fox	8%	$566
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	1.625%	20% of gold spot price
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$468
Yamana silver stream	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.
2	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.
3	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
4	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
5	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
6	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
7	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
8	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
9	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

In accordance with the terms of the Vatukoula Gold Stream and subject to certain closing conditions, the Company has agreed to provide an upfront payment of $30 million to VGML. The Vatukoula Gold Stream is further discussed in Note 4 (c).

13	– Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended June 30, 2021:

In $ooos	Product	Sales	Royalty Revenue	Cost of sales excluding depletion	Depletion	Gain on revaluation of Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities
Aurizona, Brazil	Gold	$-	$1,766	$-	$158	$-	$1,608	$2,296
Black Fox, Canada	Gold	677	-	214	309	-	154	463
Bracemac-McLeod, Canada[1]	Various	-	1,298	-	364	-	934	1,161
Chapada, Brazil	Copper	2,463	-	696	478	-	1,289	1,767
Diavik, Canada	Diamonds	-	1,138	-	1,230	-	(92)	1,148
Fruta del Norte, Ecuador	Gold	-	1,694	-	419	-	1,275	850
Houndé, Burkina Faso	Gold	-	1,392	-	730	-	662	1,308
Karma, Burkina Faso	Gold	567	-	116	270	-	181	451
Relief Canyon, United States	Gold	2,656	-	-	1,096	-	1,560	2,656
Santa Elena, Mexico	Gold	3,003	-	781	84	-	2,138	2,222
Vale Royalties, Brazil	Iron Ore	-	198	-	40	(5,887)	6,045	-
Yamana silver stream, Argentina	Silver	7,605	-	2,281	3,049	-	2,275	5,325
Other[2]	Various	516	1,473	-	584	-	1,405	2,448
Total Segments		$17,487	$8,959	$4,088	$8,811	$(5,887)	$19,434	$22,095

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$(5,633)	(3,987)
Foreign exchange loss		-	-	-	-	-	(103)	-
Gain on revaluation of investments		-	-	-	-	-	149	-
Finance (expense) income, net		-	-	-	-	-	(480)	42
Other		-	-	-	-	-	(185)	1,848
Total Corporate		$-	$-	$-	$-	$-	$(6,252)	$(2,097)
Consolidated		$17,487	$8,959	$4,088	$8,811	$(5,887)	$13,182	$19,998

[1]	Royalty revenue from Bracemac-McLeod consists of $0.7 million from copper and $0.6 million from zinc.

[2]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, HM Claim, Triangle Zone, Ming and others. Includes revenue from interests located in Canada of $1.1 million, Argentina of $0.4 million and other of $0.5 million. Includes revenue from gold of $1.8 million and other base metals of $0.2 million.

For the three months ended June 30, 2020

In $ooos	Product	Sales	Royalty Revenue	Cost of sales excluding depletion	Depletion	Other	Income (loss) before taxes	Cash flows from operating activities
Aurizona, Brazil	Gold	$-	$1,916	$-	$127	$-	$1,789	$1,916
Black Fox, Canada	Gold	552	-	179	151	-	222	373
Bracemac-McLeod, Canada[1]	Various	-	693	-	383	-	310	725
Chapada, Brazil	Copper	1,888	-	567	672	-	649	1,322
Diavik, Canada	Diamonds	-	213	-	447	392	(626)	321
Fruta del Norte, Ecuador	Gold	-	373	-	161	-	212	515
Houndé, Burkina Faso	Gold	-	1,934	-	959	-	975	-
Karma, Burkina Faso	Gold	2,842	-	565	1,397	-	880	1,686
Relief Canyon, United States	Gold	1,695	-	-	723		972	1,695
Santa Elena, Mexico	Gold	959	-	258	31	-	670	701
Yamana silver stream, Argentina	Silver	4,383	-	1,238	2,769	-	376	3,144
Other[2]	Various	261	1,021	-	504	-	778	1,649
Total Segments		$12,580	$6,150	$2,807	$8,324	$392	$7,207	$14,047

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$(3,382)	$(1,860)
Foreign exchange loss		-	-	-	-	-	(14)	-
Gain on revaluation of investments		-	-	-	-	-	5,093	-
Finance (expense) income, net		-	-	-	-	-	(397)	12
Other		-	-	-	-	(215)	215	152
Total Corporate		$-	$-	$-	$-	$(215)	$1,515	$(1,696)
Consolidated		$12,580	$6,150	$2,807	$8,324	$177	$8,722	$12,351

[1]	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.3 million from zinc.
[2]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Ming and others. Includes royalty revenue from royalty interests located in Canada of $0.7 million, the United States of $0.1 million, Argentina of $0.1 million, Honduras of $0.1 million and other of $0.3 million. Includes royalty revenue from gold of $1.2 million and other base metals of $0.1 million.

For the six months ended June 30, 2021

In $ooos	Product	Sales	Royalty Revenue	Cost of sales excluding depletion	Depletion	Gain on revaluation of Vale Royalties financial instrument	Stream, royalty and other interests impairments	Income (loss) before taxes	Cash flows from operating activities
Aurizona, Brazil	Gold	$-	$4,597	$-	$425	$-	$-	$4,172	$5,127
Black Fox, Canada	Gold	1,802	-	569	823	-	-	410	1,233
Bracemac-McLeod, Canada[1]	Various	-	3,037	-	772	-	-	2,265	2,360
Chapada, Brazil	Copper	7,063	-	2,078	1,437	-	-	3,548	4,985
Diavik, Canada	Diamonds	-	2,263	-	2,030	-	-	233	2,273
Fruta del Norte, Ecuador	Gold	-	3,250	-	969	-	-	2,281	1,994
Houndé, Burkina Faso	Gold	-	2,123	-	1,071	-	-	1,052	3,428
Karma, Burkina Faso	Gold	2,805	-	574	1,333	-	-	898	2,231
Relief Canyon, United States	Gold	4,610	-	-	1,914	-	-	2,696	4,610
Santa Elena, Mexico	Gold	5,407	-	1,417	155	-	-	3,835	4,069
Vale Royalties, Brazil	Iron Ore	-	198	-	40	(5,887)	-	6,045	-
Yamana silver stream, Argentina	Silver	16,011	-	4,800	6,460	-	-	4,751	11,211
Other[2]	Various	1,373	2,904	-	1,304	-	408	2,565	4,636
Total Segments		$39,071	$18,372	$9,438	$18,733	$(5,887)	$408	$34,751	$48,157

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(9,388)	$(6,114)
Foreign exchange loss		-	-	-	-	-	-	(162)	-
Loss on revaluation of investments		-	-	-	-	-	-	(1,645)	-
Finance (expense) income, net		-	-	-	-	-	-	(780)	68
Other		-	-	-	-	-	-	(497)	1,609
Total Corporate		$-	$-	$-	$-	$-	$-	$(12,472)	$(4,437)
Consolidated		$39,071	$18,372	$9,438	$18,733	$(5,887)	$408	$22,279	$43,720

[1]	Royalty revenue from Bracemac-McLeod consists of $1.5 million from copper and $1.5 million from zinc.
[2]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Ming and others. Includes royalty revenue from royalty interests located in Canada of $2.5 million, Argentina of $0.6 million, and other of $1.2 million. Includes royalty revenue from gold of $4.0 million and other base metals of $0.3 million.

For the six months ended June 30, 2020

In $ooos	Product	Sales	Royalty Revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flows from operating activities
Aurizona, Brazil	Gold	$-	$3,825	$-	$626	$-	$-	$3,199	$3,625
Black Fox, Canada	Gold	1,961	-	681	580	-	-	700	1,280
Bracemac-McLeod, Canada[1]	Various	-	1,151	-	738	-	-	413	1,363
Chapada, Brazil	Copper	4,523	-	1,405	1,443	-	-	1,675	3,118
Diavik, Canada	Diamonds	-	679	-	1,082	7,862	392	(8,657)	1,387
Fruta del Norte, Ecuador	Gold	-	857	-	395	-	-	462	664
Houndé, Burkina Faso	Gold	-	3,552	-	1,879	-	-	1,673	1,275
Karma, Burkina Faso	Gold	4,185	-	831	2,096	-	-	1,258	2,637
Relief Canyon, United States	Gold	1,695	-	-	723	-	-	972	1,695
Santa Elena, Mexico	Gold	4,413	-	1,250	153	-	-	3,010	3,145
Yamana silver stream, Argentina	Silver	9,766	-	2,849	5,801	-	-	1,116	6,916
Other[2]	Various	370	3,085	-	1,372	1,015	-	1,068	3,998
Total Segments		$26,913	$13,149	$7,016	$16,888	$8,877	$392	$6,889	$31,103

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(6,798)	$(3,749)
Foreign exchange loss		-	-	-	-	-	-	(300)	-
Loss on revaluation of investments		-	-	-	-	-	-	(759)	-
Finance (expense) income, net		-	-	-	-	-	-	(1,208)	23
Other		-	-	-	-	-	(107)	107	348
Total Corporate		$-	$-	$-	$-	$-	$(107)	$(8,958)	$(3,378)
Consolidated		$26,913	$13,149	$7,016	$16,888	$8,877	$285	$(2,069)	$27,725

[1]	Royalty revenue from Bracemac-McLeod consists of $0.6 million from copper and $0.6 million from zinc.
[2]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Ming and others. Includes royalty revenue from royalty interests located in Canada of $1.7 million, the United States of $0.2 million, Argentina of $0.5 million, Honduras of $0.6 million and other of $0.5 million. Includes royalty revenue from gold of $3.2 million and other base metals of $0.3 million.

Total assets as of:

In $000s	June 30, 2021	December 31, 2020
Aurizona	$10,584	$11,539
Black Fox	6,569	7,391
Bracemac-McLeod	2,046	2,142
Chapada	51,235	52,672
Diavik	8,523	10,564
Fruta del Norte	32,861	33,377
Hod Maden[1]	87,984	102,484
Houndé	31,718	33,374
Hugo North Extension and Heruga[2]	54,073	51,592
Karma	7,865	9,356
Relief Canyon	21,707	23,621
Santa Elena	1,277	1,511
Vale Royalties	114,783	-
Yamana silver stream	41,909	48,369
Other[3]	94,568	89,724
Total Segments	$567,702	$477,716

Corporate:
Cash and cash equivalents	$45,812	$113,776
Investments	25,239	46,936
Other assets	9,988	11,493
Total Corporate	$81,039	$172,205
Consolidated	$648,741	$649,921

[1]	Includes royalty interest of $5.8 million and investment in associate of $82.2 million at June 30, 2021. Includes royalty interest of $5.8 million and investment in associate of $96.7 million at December 31, 2020.
[2]	Includes royalty interest of $35.4 million and investment in associate of $18.7 million at June 30, 2021. Includes royalty interest of $35.4 million and investment in associate of $16.2 million at December 31, 2020.
[3]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Triangle Zone, Ming, and others.